Exhibit 99.1

ShangPharma Corporation Files 2011 Annual Report on Form 20-F

SHANGHAI, May 1, 2012 /PRNewswire-Asia-FirstCall/ — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2011 with the United States Securities and Exchange Commission (the “SEC”). The annual report can be accessed on ShangPharma’s website at http://ir.shangpharma.com under the Investor Relations section. ShangPharma will provide a hard copy of its annual report on Form 20-F containing complete audited financial statements free of charge to its shareholders and ADS holders upon request. Requests should be directed to Ms. Lan Xie, VP of Finance and Investor Relations, by email at ir@shangpharma.com.

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high-quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

For further information, please contact:

ShangPharma

Ms. Lan Xie

VP of Finance and Investor Relations

Email: ir@shangpharma.com

Brunswick Group

Mr. Josh Gartner

Email: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600